

March 16, 2021

Zheng Wei, Ph.D.
Chief Executive Officer
Connect Biopharma Holdings Limited
Science and Technology Park
East R&D Building, 3rd Floor
6 Beijing West Road, Taicang
Jiangsu Province, China 215400

> **Re: Connect Biopharma Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 12, 2021**
> **File No. 333-253631**

Dear Dr. Wei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

General

1.   We note that the tax opinion filed as Exhibit 8.2 appears to be a short-form tax opinion. Please have counsel revise the opinion to clearly identify that the "Taxation – People's Republic of China Taxation" disclosure is the opinion of the counsel. Please also revise the opinion to provide the consent of counsel to being named in the registration statement. For guidance, refer to Sections III.B.2 and IV of Staff Legal Bulletin No. 19.

2.   Please revise the arbitration provisions in Exhibit 10.2 to clearly state that they do not apply to claims under the Securities Act or the Exchange Act.

        You may contact Eric Atallah at 202-551-3663 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Patrick A. Pohlen, Esq.